Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at May 7, 2014 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2014 and 2013.  The unaudited interim consolidated statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2013 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

Strategy	3

Highlights	3

Guidance	4

Selected Financial Information	7

Overview of Financial Performance — Q1 2014 to Q1 2013	8

Quarterly Financial Information	16

Non-IFRS Financial Measures	17

Financial Position, Liquidity and Capital Resources	20

Capital Resources	22

Critical Accounting Estimates	22

Outstanding Share Data	22

Risk Factors	23

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	24

Cautionary Statement on Forward Looking Information	25

Overview

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenues and number of gold assets. We do not operate mines, develop properties or conduct exploration. We own and continue to grow a large, diversified portfolio of royalties, stream and other assets that generate free cash-flow which is being used to expand the portfolio and pay dividends.  The Company’s shares trade under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada provides yield and more upside than a gold ETF with less risk than an operating gold company. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.

Franco-Nevada has a robust balance sheet with assets generating high margins from projects in stable jurisdictions. As at March 31, 2014, Franco-Nevada had $770.4 million in working capital1 and an undrawn $500.0 million credit facility from which to fund current commitments and future acquisitions.

Strategy

Franco-Nevada’s management aims to build a high quality, manageable business that provides its shareholders with superior long-term returns by:

•                  Providing shareholders exposure to its diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. Franco-Nevada currently has 47 mineral and 137 oil & gas interests generating revenue;

•                  Paying dividends, with Franco-Nevada increasing its dividend 7 consecutive years; and

•                  Maintaining a low cost structure with margins in excess of 80%.

Highlights

Financial

•            65,836 Gold Equivalent Ounces2 3 earned (2013 — 58,8932), an increase of 11.8% over Q1 2013;

•            Revenue of $104.1 million (2013 - $108.8 million), despite a 20.6% lower average gold price;

•            Net income of $35.4 million, or $0.24 per share (2013 — $35.4 million or $0.24 per share);

•            Adjusted Net Income1 of $35.4 million, or $0.24 per share (2013 - $40.6 million or $0.28 per share);

1 Working capital is a non-IFRS financial measure. Working capital is defined by the Company as current assets less current liabilities.

2 GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q1 2014, the average commodity prices were as follows: $1,294/oz gold (2013 - $1,630/oz); $1,428/oz platinum (2013 - $1,634/oz) and $744/oz palladium (2013 - $740/oz).

3 For Q1 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 604 GEOs previously reported.

•            Adjusted EBITDA1 of $84.8 million, or $0.58 per share (2013 - $89.1 million or $0.61 per share); and

•            Robust Margin1 of 81.5% (2013 — 81.9%).

Portfolio

Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

Fire Creek/Midas

On February 11, 2014, Franco-Nevada signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending by December 2018, following which the NSR will become payable on gold produced from the Fire Creek and Midas properties.

Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which Franco-Nevada will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Credit Facility

On March 19, 2014, Franco-Nevada’s existing credit facility was extended to March 19, 2019. The facility is currently undrawn and Franco-Nevada remains debt free.

Guidance

The following contains forward looking statements about our guidance for 2014. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

1 Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 17-19 of this MD&A.

Franco-Nevada realized 65,836 Gold Equivalent Ounces1 (“GEOs”) from its mineral assets and $18.7 million in revenue from its oil & gas assets for the first quarter of 2014.

Franco-Nevada continues to expect to receive between 245,000 to 265,000 GEOs from its mineral assets and $60.0 to $70.0 million in revenue from its oil & gas assets for fiscal 2014. Of the 245,000 to 265,000 GEOs, Franco-Nevada expects to receive 130,000 to 140,000 GEOs under its various stream agreements.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue by the average gold price for the period. For the 2014 guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $1,400/oz Pt and $725/oz Pd.  In 2014, the WTI oil price is assumed to average $95 per barrel with higher discounts for Canadian oil than experienced in 2013.  2014 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

In addition, we expect to fund approximately $200.0 million later in 2014 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to key producing assets for 2014:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be higher in 2014. Goldstrike royalty ounces for 2014 are expected to be slightly higher than 2013 due to higher production on grounds covered by our NSR and NPI claims. At Gold Quarry, we expect 11,250 royalty ounces in 2014 as payments will be based on the minimum royalty provision. In addition, GEOs are expected from the Fire Creek/Midas transaction which will start delivering ounces in mid-2014.  Hollister is expected to remain on care and maintenance throughout 2014.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2014 are expected to be in-line with 2013 levels with projected increases from Detour Lake, as it reaches production capacity, and a full year of production from the new Kirkland Lake royalty. These increases are expected to be partially offset by lower production from the Sudbury and Golden Highway assets and NPI royalties.

•                                          Gold — Australia:  We expect Australian GEOs to be slightly higher in 2014 than 2013. Duketon gold production is expected to increase as the operator, Regis Resources Ltd. (“Regis”), has reported that Rosemont, the third operation on the Duketon property, has completed construction and commissioning commenced in October 2013. In addition, Regis reported that construction on the plant expansion started in the fourth quarter of 2013 which is expected to increase long-term gold production from both Garden Well and Rosemont.

1 GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q1 2014, the average commodity prices were as follows: $1,294/oz gold (2013 - $1,630/oz); $1,428/oz platinum (2013 - $1,634/oz) and $744/oz palladium (2013 - $740/oz).

•                                          Gold — Rest of World:  2014 Rest of World gold assets are expected to generate higher GEOs in 2014 than 2013. Our 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), we expect to earn higher stream ounces.  We expect to receive 22,500 ounces under the newly acquired Sabodala gold stream starting January 1, 2014. At Tasiast, where we hold a 2% NSR, we anticipate 2014 to be consistent with what was earned in 2013. At Subika, royalty ounces are expected to be lower than in 2013 as the open pit operations moves into a waste stripping phase. At Edikan, where we have an effective 1.5% NSR, we expect slightly higher production in 2014.

•                                          PGM:  Sudbury stream ounces for 2014 are expected to be lower as mining at Podolsky ceased in 2013. At Stillwater, 2014 royalty ounces are expected to be consistent with 2013 levels.

•                                          Other minerals:  Overall, GEOs from other minerals are expected to be higher in 2014 than 2013 with Peculiar Knob, an iron-ore project in South Australia, and Osborne, a recent addition to the portfolio, being significant contributors.

•                                          Oil & Gas: For 2014, oil & gas revenues are projected to be $60.0 million to $70.0 million with slightly lower volumes and price discounts offset by reduced capital spending.

Selected Financial Information

(expressed in millions, except GEOs and per share amounts)	For the three months ended March 31, 2014	For the three months ended March 31, 2013

Statement of Income and Comprehensive Income (Loss)
Revenue	$104.1	$108.8
Costs of sales	14.6	15.1
General & administrative expenses	4.7	4.6
Depletion and depreciation	36.1	34.4
Operating income	48.7	53.3
Net income	35.4	35.4
Basic earnings per share	$0.24	$0.24
Diluted earnings per share	$0.24	$0.24
Dividends declared per share	$—	$0.18

Non-IFRS Measures
Gold Equivalent Ounces(1)(4)	65,836	58,893
Adjusted EBITDA(2)	$84.8	$89.1
Adjusted EBITDA(2) per share	$0.58	$0.61
Margin(2)	81.5%	81.9%
Adjusted Net Income(2)	$35.4	$40.6
Adjusted Net Income(2) per share	$0.24	$0.28

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$77.2	$77.3
Net cash (used in)/provided by investing activities	$(134.6)	$39.2
Net cash used in financing activities	$(22.3)	$(25.8)

	At March 31, 2014	At December 31, 2013
Statement of Financial Position
Cash and cash equivalents	$669.9	$770.0
Short-term investments	10.3	18.0
Total assets	3,027.2	3,044.9
Deferred income tax liabilities	33.4	30.0
Total shareholders’ equity	2,972.6	2,963.8

Working capital(3)	$770.4	$861.2
Debt	$ Nil	$ Nil

(1)       For Q1 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 604 GEOs previously reported.

(2)       Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 17-19 of this MD&A.

(3)       Working capital is defined by the Company as current assets less current liabilities.

(4)       GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q1 2014, the average commodity prices were as follows: $1,294/oz gold (2013 - $1,630/oz); $1,428/oz platinum (2013 - $1,634/oz) and $744/oz palladium (2013 - $740/oz).

Overview of Financial Performance — Q1 2014 to Q1 2013

Revenue and GEOs

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

The following table outlines Franco-Nevada’s revenue for the three months ended March 31, 2014 and 2013, by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

	Revenue
For the three months ended March 31,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$70.0	67%	77.4	71%
PGM	12.2	12%	15.5	14%
Other Minerals	3.2	3%	2.0	2%
Oil & Gas	18.7	18%	13.9	13%
	$104.1	100%	108.8	100%

Geography
Canada	$36.4	35%	35.4	33%
United States	22.0	21%	26.6	24%
Mexico	17.9	17%	22.6	21%
Australia	5.2	5%	4.7	4%
Rest of World	22.6	22%	19.5	18%
	$104.1	100%	108.8	100%

Type
Revenue-based	$38.7	37%	44.8	41%
Streams	42.6	41%	45.4	42%
Profit-based	15.4	14%	12.9	12%
Working interests and other	7.4	8%	5.7	5%
	$104.1	100%	108.8	100%

The following table outlines GEOs attributable to Franco-Nevada for the three months ended March 31, 2014 and 2013 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces(1)(2)
	2014		2013
For the three months ended March 31,	#	%	#	%
Commodity
Gold	54,571	83%	47,622	81%
PGM	8,690	13%	10,058	17%
Other Minerals	2,575	4%	1,213	2%
	65,836	100%	58,893	100%
Geography
Canada	12,885	20%	13,833	23%
United States	17,616	26%	16,307	28%
Mexico	13,862	21%	13,910	24%
Australia	4,027	6%	2,906	5%
Rest of World	17,446	27%	11,937	20%
	65,836	100%	58,893	100%
Type
Revenue-based	26,481	40%	24,553	42%
Streams	32,119	49%	28,460	48%
Profit-based	5,148	8%	5,032	9%
Other	2,088	3%	848	1%
	65,836	100%	58,893	100%

(1)       GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q1 2014, the average commodity prices were as follows: $1,294/oz gold (2013 - $1,630/oz); $1,428/oz platinum (2013 - $1,634/oz) and $744/oz palladium (2013 - $740/oz).

(2)       For Q1 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in an increase of 604 GEOs previously reported.

Oil & gas revenues are not included in the reported GEO numbers.

GEOs were earned from the following asset classes:

	Gold Equivalent Ounces(1)(2)
	2014		2013
For the three months ended March 31,	#	%	#	%

Gold — United States	13,216	20%	12,943	22%
Gold — Canada	8,411	13%	6,964	12%
Gold — Australia	1,636	2%	1,863	3%
Gold — Rest of World	31,308	48%	25,852	44%
Gold — Total	54,571	83%	47,622	81%
PGM	8,690	13%	10,058	17%
Other minerals	2,575	4%	1,213	2%
	65,836	100%	58,893	100%

Our portfolio is well-diversified with revenue and GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

Revenue for the three months ended March 31, 2014 was $104.1 million (2013 - $108.8 million) and was comprised of the following:

(expressed in millions)

		For the three months ended
Property	Interest	March 31, 2014	March 31, 2013
Gold - United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$8.9	$9.6
Gold Quarry	NSR 7.29%	4.5	6.6
Marigold	NSR 1.75-5%, GR 0.5-4%	1.5	3.1
Bald Mountain	NSR/GR 0.875-5%	0.7	1.0
Mesquite	NSR 0.5-2%	0.4	0.7
Other		0.5	0.2
Gold - Canada
Sudbury	Stream 50%	2.1	3.2
Golden Highway	NSR 2-15%	3.2	3.8
Detour Lake	NSR 2%	2.5	0.2
Musselwhite	NPI 5%	0.7	0.8
Hemlo	NSR 3%, NPI 50%	0.1	2.2
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.1	—
Timmins West	NSR 2.25%	0.9	0.7
Other		0.3	0.1
Gold - Australia
Duketon	NSR 2%	1.7	2.2
Henty	GR 1/10%, Ounce based	0.2	0.3
Other		0.2	0.5
Gold - Rest of World
Palmarejo	Stream 50%	17.3	21.6
MWS	Stream 25%	8.4	9.4
Sabodala	Stream 6%, Fixed to 2019	7.3	—
Subika	NSR 2%	2.1	3.1
Tasiast	NSR 2%	2.3	2.3
Edikan	NSR 1.5%	0.9	1.3
Cerro San Pedro	GR 1.95%	0.6	1.0
Cooke 4 (Ezulwini)	Stream 7%	0.7	0.9
Other		0.9	2.6
		$70.0	$77.4
PGM
Sudbury	Stream 50%	6.8	10.3
Stillwater	NSR 5%	5.4	5.2
		$12.2	$15.5
Other Minerals
Peculiar Knob	Production payment	2.1	0.8
Osborne	NSR 2%	0.5	—
Mt. Keith	NPI 0.25%, GR 0.375%	0.3	0.5
Other		0.3	0.7
		$3.2	$2.0
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.26%	14.3	10.1
Midale	ORR 1.14%, WI 1.59%	0.8	0.9
Edson	ORR 15%	1.4	1.2
Other		2.2	1.7
		$18.7	$13.9

Revenue		$104.1	$108.8

Gold

Average gold prices continued to experience significant volatility during the first quarter of 2014, trading between $1,221/oz and $1,385/oz with an average price of $1,294/oz for the quarter (based on the London PM Fixed quoted prices). This average represents a 20.6% decrease from the average price for the first quarter of 2013 of $1,630/oz. The deterioration of the gold price is attributable to a number of factors, including concerns over reductions in monetary stimulus that has been provided by the U.S. Federal Reserve and other global central banks, changes in investor sentiment toward the macroeconomic environment and expected near term interest rate increases.

Despite a 20.6% decrease in the average gold price during the quarter, GEOs earned from gold assets increased by 14.6% to 54,571 GEOs from 47,622 GEOs in the first quarter fo 2013. However, overall gold revenue declined by 9.6% to $70.0 million from $77.4 million for the first quarter of 2013 due to the lower average gold price. For the quarter, we earned 5,148 GEOs from our gold NPIs compared with 5,032 GEOs from gold NPIs in the same period in 2013.

U.S. assets produced 13,216 GEOs and generated $16.5 million in revenue, representing an increase of 273 GEOs, or 2.1%, and decrease in revenue of $4.7 million, or 22.2%, respectively, over 2013.  The largest decrease was attributable to Marigold (756 GEOs and $1.6 million in revenue) due to lower production and the impact of a lower average gold price, respectively, and Gold Quarry (471 GEOs and $2.1 million in revenue) due to a reduction in the minimum royalty provision when compared to 2013. These decreases were offset by higher GEOs from Goldstrike (1,486 GEOs) and other U.S assets (14 GEOs) due to higher production levels.

Canadian assets produced 8,411 GEOs and generated $10.9 million in revenue in the quarter, an increase of 20.8% in GEOs and a 0.9% decrease in revenue over 2013 levels. The greatest contributions came from our Golden Highway assets (2,479 GEOs and $3.2 million in revenue) operated by St Andrew Goldfields Ltd. (“St Andrew”) and Detour Lake (1,935 GEOs and $2.5 million in revenue) operated by Detour Gold Corporation (“Detour”).  Our Detour Lake NSR began generating GEOs and revenue in February 2013 with Detour announcing the achievement of commercial production in August 2013.  In addition, a recent Canadian acquisition, Kirkland Lake, contributed 815 GEOs and $1.1 million in revenue for the quarter.

Australian assets produced 1,636 GEOs and revenue was $2.1 million for the quarter with the major contributor being the Duketon NSR.

Rest of world gold assets produced 31,308 GEOs and generated $40.5 million in revenue in the period compared to 25,852 GEOs and $42.2 million in revenue in 2013. The 21.1%  increase in GEOs was due to the (i) Sabodala stream, a Q1 2014 acquisition (5,625 GEOs) (See Portfolio Highlights above); and (ii) Tasiast, MWS and Palmarejo, all due to higher production (1,237 GEOs). These increases were partially offset by lower production at other assets (1,406 GEOs). Although total GEOs earned was 21.1% higher than 2013, revenue was 4.0% lower due to the 20.6% decrease in the average gold price in the quarter when compared to 2013.

PGM

The prices for platinum and palladium averaged $1,428/oz and $744/oz, respectively, representing a decrease of 12.6% for platinum and an increase of 0.5% for palladium compared with the average prices for the first quarter 2013. PGM price volatility remained high in the first quarter of 2014, similar to the volatility of gold prices.

PGM GEOs produced were 8,690 for the quarter compared to 10,058 GEOs in 2013, a decrease of 13.6% with the associated revenue decreasing by 21.3% to $12.2 million for the period, down from $15.5 million in 2013. The decrease in GEOs is attributable to lower production from the Sudbury assets, partially offset by higher production from Stillwater.

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $2.1 million in revenue for the quarter and the acquisition of the Osborne royalty in late 2013 which contributed $0.5 million to revenue.

Oil & Gas

Averages	Q1 2014		Q1 2013		Variance (%)
Edmonton Light	C$	100.17	C$	88.44	13.3%
Quality Differential	C$	(7.06)	C$	(9.38)	(18.7)%
Realized oil price	C$	93.11	C$	79.06	17.8%

Oil & gas revenue was $18.7 million for the quarter (95% oil and 5% gas) compared with $13.9 million for the same period of 2013 (94% oil and 6% gas), an increase of 34.5%. The increase is due to higher average oil prices realized in the first quarter of 2014.

Revenue from the Weyburn Unit for the quarter increased by 41.6% to $14.3 million (2013 - $10.1 million) with $9.4 million earned from the NRI (2013 - $4.9 million), $4.2 million earned from the working interest (2013 - $4.4 million) and $0.7 million earned from the overriding royalties (2013 - $0.8 million). Actual realized price from the NRI was C$92.91/boe for the quarter, up 17.5% from the average price of C$79.06/boe for the first quarter of 2013.

Costs and Expenses

Costs and expenses for the quarter were $55.4 million compared to $55.5 million in 2013. The following table provides a list of the costs and expenses incurred for the three months ended March 31, 2014 and 2013.

	Three months ended March 31,
(expressed in millions)	2014	2013	Variance
Costs of sales	$14.6	$15.1	$(0.5)
Depletion and depreciation	36.1	34.4	1.7
Corporate administration	4.2	3.7	0.5
Business development	0.5	0.9	(0.4)
Subtotal	55.4	54.1	1.3
Impairment of investments	—	1.4	(1.4)
	$55.4	$55.5	$(0.1)

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $14.6 million for the first quarter of 2014 compared with $15.1 million for the first quarter of 2013. The decrease of $0.5 million is attributable to lower oil & gas production taxes and operating costs of $0.7 million and lower net proceeds taxes of $0.6 million due to lower revenue being earned in jurisdictions with net proceeds tax regimes. These decreases were partially offset by higher costs of stream sales of $0.8 million due to higher stream GEOs received during the quarter. For the quarter, Franco-Nevada received 32,119 GEOs under our stream agreements compared to 28,460 GEOs received in Q1 2013.

Depletion and depreciation totaled $36.1 million for the quarter compared to $34.4 million in 2013. The increase in depletion of $1.7 million is due to higher depletion on Goldstrike ($1.5 million), Subika ($0.8 million) and other assets ($0.6 million), all due to higher production. In addition depletion on newly acquired assets, Sabodala and Kirkland Lake, represented $4.1 million in additional depletion in the period. These increases were partially offset by lower depletion on the Sudbury assets ($3.9 million) and oil & gas assets ($1.4 million).

Corporate administration expenses increased to $4.2 million in the quarter, representing 4.1% of revenue, from $3.7 million in 2013. The increase is due to mark-to-market adjustment associated with Franco-Nevada’s Deferred Share Unit Plan.

Business development expenses were $0.5 million and $0.9 million for the three months ended March 31, 2014 and 2013, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange and other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held as investments and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other income for the quarter was $0.8 million compared to expenses of $4.7 million in 2013. The following table provides a list of the other income/expenses incurred for the three months ended March 31, 2014 and 2013.

	Three months ended March 31,
(expressed in millions)	2014	2013	Variance
Foreign exchange loss	$(0.9)	$(0.3)	$(0.6)
Mark-to-market gain (loss) on warrants	2.0	(4.0)	6.0
Loss on sale of gold	(0.3)	(0.4)	0.1
	$0.8	$(4.7)	$5.5

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange and other income was $0.8 million in the quarter (2013 — expenses of $4.7 million) which was comprised of $0.9 million related to foreign exchange losses on intercompany debt securities (2013 — $0.3 million), $2.0 million in mark-to-market gains related to warrants of small to mid-sized publicly-listed resource companies (2013 — losses of $4.0 million) and a $0.3 million loss on the sale of gold (2013 - $0.4 million).

Finance Costs and Finance Income

Finance income was $0.7 million (2013 - $0.9 million) for the quarter which was earned on our cash equivalents and/or short-term investments.  The decrease in finance income was due to lower cash balances invested in 2014 coupled with a larger U.S. dollar balance, which earns a lower interest rate, when compared to 2013. Finance expenses were $0.4 million (2013 - $0.7 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses decreased over 2013 due to the one-time expense of $0.3 million recorded in Q1 2013 related to a previous credit facility. For the quarter, standby fees were

$0.3 million (2013 - $0.3 million) and amortization of issuance costs were $0.1 million (2013 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax expense of $14.4 million (2013 — $13.4 million) for the quarter comprised of a current income tax expense of $8.8 million (2013 - $13.2 million) and a deferred income tax expense of $5.6 million (2013 — $0.2 million) related to our Canadian and Mexican entities. The Company’s effective tax rate increased to 28.9%, from 27.5%, due to the indexation of mineral properties in Mexico.

Net Income

Net income for the quarter was $35.4 million, or $0.24 per share, compared with $35.4 million, or $0.24 per share, for the same period in 2013. Adjusted Net Income was $35.4 million, or $0.24 per share, compared with $40.6 million, or $0.28 per share, for Q1 2013.  The decrease in Adjusted Net Income was driven primarily by lower revenue and higher depletion, partially offset by a lower income tax expense.

Adjusted Net Income Reconciliation — Q1 2013 to Q1 2014

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts)1

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Revenue	$104.1	$100.0	$98.8	$93.3	$108.8	$114.1	$105.2	$102.7
Costs and expenses[2]	55.4	194.8	50.8	50.8	55.5	135.9	50.2	51.2
Operating income (loss)	48.7	(94.8)	48.0	42.5	53.3	(21.8)	55.0	51.5
Other income (expenses)	1.1	(2.9)	0.7	(8.9)	(4.5)	(0.4)	11.5	(0.3)
Income tax expense (recovery)	14.4	(17.1)	13.4	12.0	13.4	10.9	14.5	14.3
Net income (loss)	35.4	(80.6)	35.3	21.6	35.4	(33.1)	52.0	36.9
Basic earnings (loss) per share	$0.24	$(0.55)	$0.24	$0.15	$0.24	$(0.23)	$0.36	$0.26
Diluted earnings (loss) per share	$0.24	$(0.55)	$0.24	$0.15	$0.24	$(0.23)	$0.35	$0.25
Adjusted EBITDA[3]	84.8	77.3	80.3	75.2	89.1	93.7	86.2	82.5
Adjusted EBITDA[3] per share	$0.58	$0.53	$0.55	$0.51	$0.61	$0.65	$0.59	$0.57
Adjusted Net Income[3]	35.4	30.5	35.3	31.9	40.6	47.0	45.3	35.1
Adjusted Net Income[3] per share	$0.24	$0.21	$0.24	$0.22	$0.28	$0.32	$0.31	$0.24

1 Due to rounding, amounts may not calculate.

2 Includes impairment charges on royalty, stream, working interests and investments.

3 Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 17-19 of this MD&A.

Non-IFRS Financial Measures

Adjusted EBITDA was $84.8 million, or $0.58 per share, for the quarter compared to $89.1 million, or $0.61 per share, for 2013. The decrease in Adjusted EBITDA was primarily due to lower revenue as a result of decreases in average gold and platinum prices.

Adjusted EBITDA for the three months ended March 31, 2014 and 2013 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended March 31,	2014		2013
(expressed in millions)	$	%	$	%
Commodity
Gold	$55.6	66%	$64.4	73%
PGM	9.8	11%	11.8	13%
Other	3.1	4%	1.8	2%
Oil & Gas	16.3	19%	11.1	12%
	$84.8	100%	$89.1	100%

Geography
Canada	$30.7	36%	$28.0	32%
United States	20.2	24%	24.2	27%
Mexico	11.6	14%	16.2	18%
Australia	5.0	6%	4.5	5%
Rest of World	17.3	20%	16.2	18%
	$84.8	100%	$89.1	100%

Type
Revenue-based	$35.8	42%	$40.3	45%
Streams	28.4	34%	31.9	36%
Profit-based	13.6	16%	12.1	13%
Working interests and other	7.0	8%	4.8	6%
	$84.8	100%	$89.1	100%

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended
(expressed in millions, except per share amounts)	March 31, 2014	March 31, 2013
Net Income	$35.4	$35.4
Income tax expense	14.4	13.4
Finance costs	0.4	0.7
Finance income	(0.7)	(0.9)
Depletion and depreciation	36.1	34.4
Impairment of investments	—	1.4
Foreign exchange (gains)/losses and other (income)/expenses	(0.8)	4.7
Adjusted EBITDA	$84.8	$89.1
Basic Weighted Average Shares Outstanding	147.2	146.7
Adjusted EBITDA per share	$0.58	$0.61

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended
(expressed in millions, except Margin)	March 31, 2014	March 31, 2013
Net Income	$35.4	$35.4
Income tax expense	14.4	13.4
Finance costs	0.4	0.7
Finance income	(0.7)	(0.9)
Depletion and depreciation	36.1	34.4
Impairment of investments	—	1.4
Foreign exchange (gains)/losses and other (income)/expenses	(0.8)	4.7
Adjusted EBITDA	$84.8	$89.1
Revenue	104.1	108.8
Margin (%)	81.5%	81.9%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended
(expressed in millions, except per share amounts)	March 31, 2014	March 31, 2013
Net income	$35.4	$35.4
Impairment of investments, net of income tax	—	1.4
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(1.1)	3.5
Indexation tax adjustment	1.1	—
Credit facility costs, net of income tax	—	0.3
Adjusted Net Income	$35.4	$40.6
Basic Weighted Average Shares Outstanding	147.2	146.7

Basic EPS	$0.24	$0.24
Impairment of investments, net of income tax	—	0.01
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(0.01)	0.02
Indexation adjustment	0.01	—
Credit facility costs	—	0.01
Adjusted EPS	$0.24	$0.28

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $77.2 million and $77.3 million for the three months ended March 31, 2014 and 2013, respectively.

Investing Activities

Cash used in investing activities was $134.6 million for the quarter compared to cash provided of $39.2 million in 2013. In the first quarter of 2014, cash was used primarily for the purchase of the Sabodala and Fire Creek/Midas assets described above.

Franco-Nevada invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high-quality government and corporate bonds.  As at March 31, 2014, the investments had various maturities upon acquisition of between 13 and 114 days.  Accordingly, as at March 31, 2014, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $22.3 million for the quarter compared to $25.8 million in 2013. Cash was used primarily for the payment of dividends.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.8888 to $0.9422, closing the period at $0.9047. The Mexican peso traded in a range of $0.07402 to $0.07691 and the Australian dollar traded between $0.8712 and $0.9274.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at March 31, 2014, our cash, cash equivalents and short-term investments totaled $680.2 million (December 31, 2013 - $788.0 million).  In addition, we held available-for-sale investments at March 31, 2014 with a combined value of $45.9 million (December 31,

2013 - $38.2 million), of which $37.7 million was held in publicly traded equity instruments (December 31, 2013 - $29.7 million).  Working capital as at March 31, 2014 was $770.4 million (December 31, 2013 - $861.2 million). The decrease is largely the result of acquisitions (See Portfolio Highlights above) and the payment of dividends, partially offset by cash generated from normal ongoing operations.

Our near-term cash requirements include funding of the Cobre Panama stream commitment, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the Cobre Panama stream agreement, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

Franco-Nevada has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet’s 80% interest in the Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion (Inmet, now First Quantum, owns 80% of the project).  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

In March 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”). Following the acquisition, First Quantum undertook a complete review of the Cobre Panama project and released the results in January 2014 which included a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017.  First Quantum has requested changes under the security and reporting requirements of the agreement which Franco-Nevada is currently considering to achieve a mutually beneficial outcome. Franco-Nevada expects to fund approximately $200.0 million later in 2014 in connection with our Cobre Panama stream agreement.

Capital Resources

As of May 7, 2014, the entire amount of $500.0 million, or its Canadian dollar equivalent, is available under our credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  On March 19, 2014, Franco-Nevada extended its credit facility for an additional two years which amended the expiry of the credit facility to March 19, 2019. As of May 7, 2014, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 3.20%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $0.3 million (2013 - $0.3 million) were incurred and paid for the three months ended March 31, 2014.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2013, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 7, 2014, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	147,318,788
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,134,358
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	33,065
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	34,232
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	128,616
Diluted common shares	158,159,828

Notes:

(1)     The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)     There were 2,134,358 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3)         In connection with the acquisition of Gold Wheaton Gold Corp, Franco-Nevada reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing.  To-date 2,048,075 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants and 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have expired unexercised. With respect to the warrants, 212,500 warrants (33,065 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of Franco-Nevada’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco-Nevada Common Shares
May 26, 2014	C$	5.00	212,500	C$	32.13	33,065

(4)     In connection with the acquisition of Gold Wheaton, Franco-Nevada reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share.  To date, 668,146 Gold Wheaton stock options have been exercised and 28,320 Gold Wheaton stock options have expired.

(5)     In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on

SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals, oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of the Palmarejo Gold Stream

The Palmarejo gold stream is currently a significant revenue-producer to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from this project and the associated portion over which we have a stream interest, could have a material and adverse effect on our profitability, results of operations and financial condition. The existing minimum royalty to deliver 50,000 ounces per annum, payable monthly, is projected to reach its 400,000 ounce cap sometime in 2016.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first quarter of 2014, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2014, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of our PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.